SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 8)*

GOLD FIELDS LIMITED

(Name of Issuer)

ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

AMERICAN DEPOSITARY SHARES,

EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE RAND 0.50 EACH

(Title of Class or securities)

AMERICAN DEPOSITARY SHARES: 38059T106

ORDINARY SHARES: 38059R100

(CUSIP Number)

Marian van der Walt Suite No. 1 Private Bag X1 Melrose Arch, 2076 South Africa 011-27-11-684-0140	with a copy to: Elizabeth L. Katkin John M. Basnage Hogan & Hartson One Angel Court London EC2R 7HJ United Kingdom 011-44-20-7367-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communication)

June 3, 2005

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP NO. 38059T106/38059R100

1	Names of Reporting Persons Harmony Gold Mining Company Limited IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Republic of South Africa

Number of Shares of Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 26,629,409(1) 8 Shared Voting Power O 9 Sole Dispositive Power 26,629,409 10 Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,629,409 Ordinary Shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.4%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	On November 26, 2004, the South African Competition Appeal Court (“CAC”) ruled that pending final approval of the Reporting Person’s acquisition of all or a portion of the share capital of Gold Fields Limited, the Reporting Person may not vote or otherwise exercise any rights attached to the ordinary shares (including ordinary shares represented by American Depositary Shares) of Gold Fields Limited. The Reporting Person appealed the decision of the CAC on November 29, 2004. On January 27, 2005, the CAC indicated that the restriction on Harmony’s ability to vote acquired Gold Fields shares would remain in effect pending final approval of Harmony’s offer by the competition authorities in South Africa, which occurred on May 10, 2005. The Reporting Person currently awaits a final ruling on its ability to vote the Gold Fields shares. The Reporting Person nevertheless intends to use all reasonable endeavors to cause the ordinary shares of Gold Fields Limited as to which it has sole dispositive power to be voted pending a final ruling by the CAC.

This Amendment No. 8 to Schedule 13D is filed by Harmony Gold Mining Company Limited (“Harmony”) to amend the Schedule 13D filed on October 16, 2004, as amended on November 29, 2004, December 2, 2004, December 6, 2004, December 8, 2004, January 28, 2005, April 18, 2005 and May 20, 2005, relating to the ordinary shares, par value Rand 0.50 per share (the “Shares”), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (“Gold Fields”), and American Depositary Receipts (“ADSs”) representing Gold Fields ordinary shares (together “Gold Fields securities”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following information:

Upon the expiration of its offer for Gold Fields, Harmony did not receive enough tenders from Gold Fields shareholders to obtain control of Gold Fields. Accordingly, as previously disclosed, Harmony’s management undertook to evaluate various options with respect to the Gold Fields shares that it had acquired with a view to maximizing the value of such shares for its shareholders. As previously disclosed, such options included a potential disposition of all or a portion of the shares on commercially reasonable terms. On June 2, 2005, Harmony instructed HSBC Securities (South Africa) Pty Ltd (“HSBC”) to place 30,000,000 shares in Gold Fields, representing approximately 6.1% of the issued share capital of Gold Fields with institutional investors in the United States and abroad. The Gold Fields shares were placed for aggregate cash consideration of approximately R2.14 billion, representing a price of R71.40 per Gold Fields share before expenses. HSBC acted as the bookrunner for the placement. A copy of the Placement Agreement to be dated on or about June 3, 2005 by and between HSBC and Harmony is attached as Exhibit H. It is anticipated that the Placement Agreement will be executed on or about June 3, 2005. Following completion of the placement, Harmony holds 26,629,409 Gold Fields shares, representing approximately 5.4% in the issued share capital Gold Fields, which it plans to retain to allow it to participate in any restructuring transactions of Gold Fields that may occur. Harmony reserves the right to dispose of additional securities of Gold Fields through open market purchases, private transactions, block trades or otherwise, depending on general economic and market conditions.

The proceeds from the placement will be utilized to retire short term debt and to fund the Harmony’s Hidden Valley Project in Papa New Guinea.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following information.

(a) As of the date hereof, Harmony beneficially owns 26,629,409 Shares, or 5.4%, of the Gold Fields securities outstanding as of October 29, 2004, based on Gold Fields’ Report on Form 20-F filed with the Securities and Exchange Commission on November 26, 2004.

(b) On November 26, 2004, CAC ruled that pending final approval of Harmony’s acquisition of all or a portion of the share capital of Gold Fields, Harmony may not vote or otherwise exercise any rights attached to the Gold Fields shares (including shares represented by ADSs). Harmony appealed the decision of the CAC on November 29, 2004. On January 27, 2005, the CAC indicated that the restriction on Harmony’s ability to vote acquired Gold Fields shares would remain in effect pending final approval of Harmony’s offer by the competition authorities in South Africa, which occurred on May 10, 2005. Harmony currently awaits a final ruling on its ability to vote the Gold Fields shares from the CAC. Harmony nevertheless intends to use all reasonable endeavors to cause the shares of Gold Fields as to which it has sole dispositive power to be voted pending a final ruling from the CAC.

(c) Except as set forth in this Amendment No. 8 to Schedule 13D, no transactions in Gold Fields shares were effected since the date of the filing of Amendment No. 7 to Schedule 13D.

(d) No person other than Harmony has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following information:

In connection with the placement, HSBC and Harmony intend to execute the Placement Agreement on or about June 3, 2005. The Placement Agreement is attached hereto as Exhibit H.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

The following exhibits are inserted after Exhibit G:

Exhibit H	Placement Agreement

Exhibit I	Press Release (1)

(1) Incorporated by reference to the submission made on Form 6-K on June 3, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2005

HARMONY MINING GOLD COMPANY LIMITED

By:	/s/ Zacharias Bernardus Swanepoel
Name:	Zacharias Bernardus Swanepoel
Title:	Chief Executive Officer